Sundial Growers Inc.

#300, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Canada

January 19, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Sundial Growers Inc.

Registration Statement on Form F-3

Filed January 15, 2020

File No. 333-252156

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Sundial Growers Inc., an Alberta corporation (the “Company”), hereby requests the immediate withdrawal of the Company’s registration statement on Form F-3, which was filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2021 under File Number 333-252156 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. The Company decided to withdraw its registration statement and file a new registration statement on Form F-3ASR.

Please contact Merritt Johnson of Shearman & Sterling LLP at (212) 848-7522 should you require further information.

Very truly yours, Sundial Growers Inc.

/s/ Zachary George
By:	Zachary George
Title:	Chief Executive Officer

cc:	Jason Lehner, Esq.

Merritt Johnson, Esq.

Shearman & Sterling LLP